EXHIBIT 99.1

News Release

Data Demonstrating the Ability of miRview mets² to Identify Tissue of Origin in Cancer of Unknown Primary Presented at ASCO 2011

Post-Marketing Validation Study with Second-Generation Test Demonstrates 88% Concordance with Clinical Presentation and Pathology

Ability to Test Decalcified Bone Specimens on the miRview mets2 Platform Provides Competitive Advantage

PHILADELPHIA and REHOVOT, Israel (June 16, 2011) – Rosetta Genomics (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, announces that data presented at the American Society of Clinical Oncology (ASCO) 2011 showed the Company’s miRview® mets² test accurately identified the tissue of origin in Cancer of Unknown Primary (CUP) patients in a post-marketing validation study.  Findings from a study highlighting the clinical utility of miRview® mets² in identifying tissue of origin in CUP patients were presented at ASCO in a poster entitled “A second generation microRNA-based assay for diagnosing tumor tissue origin.” The poster is available on the Company’s website at http://www.mirviewdx.com/promets_NewsPublications.html.

A blinded validation set of 509 samples was studied and provided an accurate result in 85% of the samples; in 82% of cases a single tissue of origin prediction was given with an accuracy of 90%.  A post-marketing validation study evaluated a set of samples from CUP patients that resulted in 88% concordance with the clinical presentation and pathology.  This is an improvement over the results that were seen in a post-marketing validation study performed on the same cohort of CUP patients utilizing the first generation of our mets test where we saw concordance of 80%.

Additional studies have been completed demonstrating that decalcified bone specimens can now be tested on the miRview® mets² platform, which is an important advantage since bone is a common site for metastatic cancer and most molecular tests are unsuccessful on decalcified paraffin embedded bone samples.

The ASCO poster included an example of a 67-year-old woman who presented with brain metastases from an unknown origin. Clinicians initially believed the primary cancer was non-Hodgkin’s lymphoma, but this was excluded by immunohistochemistry (IHC). Then a metastatic carcinoid was considered by the pathologist. Following results from the miRview® mets² test a diagnosis of sarcoma was made and supported by additional IHC.

“We are delighted to have our miRview® mets² test highlighted at ASCO 2011 before an audience of the world’s leading oncologists in a post-marketing validation on CUP cases demonstrating how well the test performs in real-world clinical settings,” commented Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “Importantly, we have also demonstrated the ability of our test to be run on decalcified bone specimens, allowing us to provide broader access to our test.  We see this as an important step forward for diagnosis and management strategies of patients with CUP.  It also provides Rosetta with a competitive advantage in the market place. miRview® mets² is the primary focus of our recently launched U.S. commercial operation.  With approximately 200,000 CUP and difficult-to-diagnose metastatic cancer patients each year in the U.S., this test represents our largest near-term market opportunity.”

About miRview® Products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics.  miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and CUP.  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe or fatal internal bleeding and poor response to treatment for certain therapies.  miRview® meso diagnoses mesothelioma, a cancer connected to asbestos exposure.  miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment.  In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous and 60,000 from miRview® meso.  The Company’s tests are offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000 ext. 309.

About microRNAs
microRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics.  Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company’s miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to miRview® mets²representing Rosetta’s largest near-term market opportunity and the potential of microRNAs in the diagnosis and treatment of disease, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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